Exhibit 99.1

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS OF STRATASYS AND MAKERBOT

The following Unaudited Pro Forma combined Statements of Operations for the year ended December 31, 2013 combine the historical consolidated statements of operations of Stratasys Ltd. (“Stratasys”) and Cooperation Technology Corporation (“MakerBot”), giving effect to the merger of those two companies (the “Merger”) as if it had been consummated on January 1, 2012.

On August 15, 2013 (“MakerBot transaction date”) the Company acquired privately held Cooperation Technology Corporation (“MakerBot”) for an aggregate purchase price of $493.7 million (“MakerBot transaction”) which was calculated based on the Company’s share price of $97.46 as of the MakerBot transaction date.

In exchange for 100% of MakerBot’s outstanding capital stock, the Company issued 3.92 million ordinary shares, made tax withholding payments on behalf of certain shareholders in lieu of issuing 115 thousand shares, held back from issuing 655 thousand shares to secure the indemnification rights of Stratasys and issued Stratasys options in exchange for certain MakerBot options with a fully diluted equivalent of 73 thousand shares. The 655 thousand shares are being held back for a period of approximately eighteen months after the MakerBot transaction date to secure the indemnification rights of the Company against any losses resulting from certain specified causes.

The unaudited pro forma combined financial information has been prepared in accordance with SEC Regulation S-X Article 11. The unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results that would have resulted had the merger been consummated on the date and in accordance with the assumptions described herein, nor is it necessarily indicative of future results of operations of the combined company.

Under the acquisition method of accounting, the net tangible and intangible assets of MakerBot acquired were recorded at their fair values at the MakerBot transaction date. The estimated fair values are preliminary and based on the information that was available as of June 30, 2014 and may be subject to changes.

Unaudited Pro Forma Combined Statements of Operations

		Year Ended December 31, 2013
				Pro Forma		Pro Forma
(in thousands, except per share data)		Stratasys	MakerBot*	Adjustments	Note 4	Combined
Net sales		$484,403	$33,607	$704	(a)	$518,714
Cost of sales		258,230	16,879	10,263	(b)
				(1,346)	(a)
				331	(c)	284,357
Gross profit		226,173	16,728	(8,544)		234,357

Operating expenses
Research and development		52,310	3,521	(934)	(d)
				(496)	(c)	54,401
Selling, general and administrative		202,040	11,481	3,876	(b)
				771	(d)
				165	(c)
				(8,232)	(e)	210,101
Change in fair value of earn-out obligations		754				754
		255,104	15,002	(4,850)		265,256
Operating income (loss)		(28,931)	1,726	(3,694)		(30,899)

Other income (expense)		(450)	(265)	265	(f)	(450)

Income (loss) before income taxes		(29,381)	1,461	(3,429)		(31,349)

Income taxes (benefit)		(2,474)	-	(4,239)	(g)	(6,713)

Net income (loss)		$(26,907)	$1,461	$810		$(24,636)

Non-controlling interest		47	-	-		47

Net income (Loss) attributable to
Stratasys Ltd		$(26,954)	$1,461	$810		$(24,683)

Loss per ordinary share
	Basic	$(0.64)				$(0.55)
	Diluted	$(0.68)				$(0.59)

Weighted average ordinary shares
outstanding
	Basic	42,079		2,434	(h)	44,513
	Diluted	42,099		2,434	(h)	44,534

* MakerBot result of operations are presented for the period commencing January 1, 2013 through the MakerBot transaction date.

The accompanying notes are an integral part of these Unaudited Pro Forma
Combined Statements of operations.

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

Note 1. Description of the Transaction

On August 15, 2013 (“MakerBot transaction date”) the Company acquired privately held Cooperation Technology Corporation (“MakerBot”) for an aggregate purchase price of $493.7 million (“MakerBot transaction”) which was calculated based on the Company’s share price of $97.46 as of the MakerBot transaction date.

In exchange for 100% of MakerBot’s outstanding capital stock, the Company issued 3.92 million ordinary shares, made tax withholding payments on behalf of certain shareholders in lieu of issuing 115 thousand shares, held back from issuing 655 thousand shares to secure the indemnification rights of Stratasys and issued Stratasys options in exchange for certain MakerBot options with a fully diluted equivalent of 73 thousand shares. The 655 thousand shares are being held back for a period of approximately eighteen months after the MakerBot transaction date to secure the indemnification rights of the Company against any losses resulting from certain specified causes.

MakerBot stockholders also could qualify for two earn-out payments. The first was for the six-month period ended December 31, 2013, which amounted to $10.8 million and which was paid in cash during April 2014. The second earn-out period is for the year ended December 31, 2014, for which MakerBot stockholders could qualify for a total payment of up to 0.8 million shares, depending on the level of achievement of financial metrics for the period. The second earn-out payment, if earned, will be made in the Company’s shares or cash, or a combination thereof, at the Company’s discretion.

Certain MakerBot employees participate in a performance bonus plan adopted in connection with the MakerBot transaction. Participating employees, contingent on fulfillment of certain continuing employment conditions, are entitled to bonus payments of compensation that in the aggregate will equal, dollar-for-dollar, the actual amounts determined in the earn-out calculation. The earn-out and bonus payments, if earned, will be made in Stratasys shares or cash, or a combination thereof, at Stratasys’ discretion.

Note 2. Basis of Pro Forma Presentation

The Unaudited Pro Forma Combined Statements of Operations for the year ended December 31, 2013 give effect to the merger as if it had been completed on January 1, 2012.

Assumptions and estimates underlying the unaudited pro forma adjustments are described in these notes, which should be read in conjunction with the Unaudited Pro Forma Combined Statements of operations. Since the Unaudited Pro Forma Combined Financial Statements have been prepared based upon preliminary estimates, the final amounts recorded may differ materially from the information presented.

The merger is reflected in the Unaudited Pro Forma Combined Statements of operations in accordance with Accounting Standards Codification (ASC) Topic 805, "Business Combinations," using the acquisition method of accounting with Stratasys as the accounting acquirer. Under these accounting standards, Stratasys’ total estimated purchase price is calculated as described in Note 3 to the Unaudited Pro Forma Combined Statements of operations, and the assets acquired and the liabilities assumed of MakerBot are measured and recorded at their estimated fair values. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Stratasys estimated the fair values as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The estimated fair values are preliminary and based on the information that was available as of June 30, 2014 and may be subject to changes.

The bonus plan is reflected in the Unaudited Pro Forma Combined Statements of operations because it is directly attributable to the merger, factually supportable and has a continuing impact greater than 12 months. Compensation expense is accrued over each of the service periods in an estimated amount based upon management’s assessment of the probable level of achievement of targets of revenue and gross margin percentage and the resulting bonus to be earned. Because the amount of the expense is based on Stratasys ordinary shares, a change in the price of Stratasys ordinary shares through the bonus payment date will change the dollar amount of the accrual. Management will re-assess the probable level of achievement at each reporting period, and any change will be recorded in the current period’s statement of operations. Also reflected in the Unaudited Pro Forma Combined Statements of operations, are compensation expenses for a cash retention bonus plan with payments to certain employees at the first and second anniversaries of the merger date, contingent on the fulfillment of certain continuing employment conditions. Compensation expense under the performance bonus plan of $8.9 million was accrued and expensed during the period from the MakerBot transaction date through December 31, 2013.

Estimated transaction costs have been excluded from the Unaudited Pro Forma Combined Statements of Operations, as they reflect charges directly related to the merger, which do not have a continuing impact

Note 3. Estimate of Consideration Transferred

The merger is reflected in accordance with ASC Topic 805, "Business Combinations," using the acquisition method of accounting, with the Company as the acquirer. The total consideration transferred to effect the merger is as follows (in thousands):

Issuance of ordinary shares to MakerBot stockholders	$446,019
Tax withholding and other payments on behalf of MakerBot stockholders	12,163
Exchange of MakerBot stock options for Company options	7,198
Earn-out at estimated fair value	28,270
Total consideration	$493,650

Under the acquisition method of accounting, the net tangible and intangible assets of MakerBot acquired were recorded at their fair values at the MakerBot transaction date. The estimated fair values are preliminary and based on the information that was available as of June 30, 2014 and may be subject to changes. The allocation of the purchase price to assets acquired and liabilities assumed is as follows (in thousands):

Allocation of
Purchase Price
Cash and cash equivalents	$3,405
Accounts receivable - Trade	878
Accounts receivable - Other	923
Deferred tax assets	5,964
Inventories	10,314
Property, plant and equipment	4,658
Goodwill	372,008
Intangible assets	168,386
Other non-current assets	7,068
Total assets acquired	573,604
Accounts payable & other liabilities	6,581
Unearned revenue	4,075
Deferred tax liabilities	69,120
Other non-current liabilities	178
Total liabilities assumed	79,954
Net assets acquired	$493,650

The allocation of the purchase price to the net assets acquired and liabilities at MakerBot transaction date assumed resulted in the recognition of the following intangible assets (in thousands):

		Weighted Average
	Amount	Life - Years
Developed technology	43,227	5
Trade name	42,134	11
Customer relationships - Distributors	19,315	10
Customer relationships - Direct	3,435	1
Non-compete agreement	10,004	4
IPR&D - Printers	34,189	Indefinite
IPR&D - Peripherals	16,082	Indefinite
Total	168,386

Note 4. Adjustments to Unaudited Pro Forma Combined Statements of operations

The unaudited adjustments included in the Unaudited Pro Forma Combined Statements of operations are as follows:

(a) Elimination of one-time expense as arising from the merger related to the amortization of purchase price adjustments for acquired deferred revenues and inventory. Such amounts are not reflected in the above as these are considered nonrecurring charges that were included in the statement of operations

Accordingly, pro forma adjustments for one-time expenses have been included as follows:

Year ended
(in thousands)	December 31, 2013
Revenues	$704
Cost of sales—Products	(1,346)

(b) Amortization. The adjustment to amortization expense recorded in cost of sales, and selling, general and administrative expenses is a result of the fair market value adjustments to assets acquired. The estimated fair value of amortizable intangible assets of $168.4 million is expected to be amortized on a straight-line basis over estimated useful lives that will generally range from 1 to 11 years.

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
(continued)

Pro forma adjustments for amortization expense have been included as follows:

Year ended
(in thousands)	December 31, 2013
Cost of sales—Products	$10,263
Selling, general and administrative	3,876

(c) Reclassification of cost of sales and operating expenses. Net expenses of $0.3 million for the year ended December 31, 2013 have been reclassified from operating expenses to cost of sales in the Unaudited Pro Forma Combined Statement of Operations to be consistent with Stratasys’ classification.

(d) Bonus plan compensation expense.

To reflect the pro forma adjustments for bonus plan compensation expense that would have resulted had the merger been consummated on January 1, 2012 (and the vesting schedule would have commenced accordingly) have been included as follows:

Year ended
(in thousands)	December 31, 2013
Research and development	$(934)
Selling, general and administrative	771

(e) Elimination of transaction costs. Total transaction costs related to the merger of $8.2 million were recorded as an expense in selling, general and administrative expenses for the year ended December 31, 2013. The said costs that were expensed have been removed from selling, general and administrative expenses in the accompanying unaudited pro forma combined statements of operations as these costs relate directly to the merger and do not have an ongoing impact.

(f) Elimination of interest expense on term note. The term loan of MakerBot was be paid off at the closing of the merger, accordingly, the pro forma adjustment eliminates interest expense related to the term note as if the term note had been paid off on January 1, 2012.

(g) Income tax expense. MakerBot had a net operating loss for the year ended December 31, 2012 and utilized net operating loss carryforwards against its income for the period from January 1, 2013 to the MakerBot Transaction Date, and as such, reflected no tax expense or benefit in its historical consolidated statement of operations. With the completion of the merger, MakerBot and Stratasys expect to have future combined taxable income, which will utilize the net operating losses. Accordingly, the Unaudited Pro Forma Combined Statements of Operations assume that the historical valuation allowance that MakerBot carried against the deferred tax asset related to the net operating loss carryforward will be eliminated and therefore reflect an estimated 40.5% statutory tax rate on MakerBot income or loss for those periods through a pro forma adjustment. The 40.5% rate has also been applied to the unaudited pro forma adjustments related to expenses (with the exception of non-deductible transaction costs of $8.2 million) for the year ended December 31, 2013.

(h) Shares outstanding. The unaudited pro forma weighted average number of basic shares outstanding is calculated for the year ended December 31, 2013 that is presented by adding Stratasys’ weighted average number of basic shares outstanding for that period and 2.4 million additional Stratasys shares that were issued to MakerBot stockholders as a result of the merger in addition to 1.5 million Stratasys shares already included in Stratasys’ weighted average number of basic shares outstanding for that period. The 655 thousand shares held back from issuance to secure the indemnification rights of Stratasys under the merger agreement are not included as basic shares outstanding. Due to the pro forma combined net loss for the year ended December 31, 2013, these potential ordinary shares were excluded from diluted weighted average ordinary shares outstanding as they would have been anti-dilutive.